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REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 20, 2017

Ms. Erin E. Martin, Special Counsel

Mr. David Lin, Staff Attorney

Mr. H. Stephen Kim, Assistant Chief Accountant

Mr. Robert Klein, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             LexinFintech Holdings Ltd.

Registration Statement on Form F-1

Filed November 13, 2017

File No. 333-221509

Dear Ms. Martin, Mr. Lin, Mr. Kim and Mr. Klein:

On behalf of our client, LexinFintech Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 17, 2017. Concurrently with the submission of this letter, the Company is filing the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement on Form F-1 publicly filed with the Commission on November 13, 2017, and two copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the estimated offering size and price range on or about November 27, 2017, and commence the road show for the proposed offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Underwriting, page 220

1.                                      Please briefly describe the mechanics of directed share program and disclose who is administering the same.

In response to the Staff’s comment, the Company has added disclosure on page 223 of the Registration Statement.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 2 — Significant Accounting Policies

Quality Assurance Program on Juzi Licai, page F-78

2.                                      We note that in July 2017, the Group established a quality assurance program “QAP” on Juzi Licai. We also note that since these are for on-balance sheet loans, no additional liability is recognized at inception. Please address the following:

•                 Tell us and disclose whether this program applies to all loans on Juzi Licai or only to new loan originations since July 2017.

The Company respectfully advises the Staff that the quality assurance program (“QAP”) only applies to loans newly funded by individual investors on Juzi Licai on or after July 7, 2017.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 and F-79 of the Registration Statement.

•                 Explain whether you consider the QAP meets the definition of a guarantee under ASC 460.

The Company respectfully advises the Staff that, as disclosed on page F-78, the Company determines that it is the primary obligor to the individual investors in the lending relationship where loans are funded by individual investors on Juzi Licai (i.e. “On-balance Sheet Loans”) and therefore records the liabilities to individual investors on Juzi Licai as funding debts on its consolidated balance sheets. The liabilities recorded as funding debts and accrued interest payable are for all amounts of future principal and interest due to individual investors on Juzi Licai.

As the primary obligor, the Company is obligated, based on respective investment programs, to repay the principal and interest to the individual investors on Juzi Licai. There is no contingency involved in relation to the repayment the Company is obligated to make to the individual investors on Juzi Licai for its On-balance Sheet Loans in case of customers’ defaults. Since the loans funded by individual investors on Juzi Licai are on-balance sheet loans, there is no guaranty recorded on the consolidated balance sheets.

Additionally, as disclosed on page F-78, the Company established QAP with the purposes of providing make-up payments to individual investors on Juzi Licai when customers fail to satisfy their principal or interest repayment obligations. The QAP is set through custody bank accounts with a qualified third-party bank to streamline the business processes and enhance transparency, but not to provide individual investors with guarantees on repayment of the loan principal and interest. Therefore, the Company determines that there are no additional liabilities to be undertaken by the Company under the QAP for its On-balance Sheet Loans in addition to the liabilities to individual investors on Juzi Licai recorded as funding debts on its consolidated balance sheets. As such, the QAP does not contingently require the Company to make payments to the individual investors on Juzi Licai for defaulted loans, and therefore does not meet the definition of a guarantee under ASC 460.

•                 In this regard, tell us whether there is an embedded portion of the funding debts liability that represents a guarantee liability under the QAP in accordance with ASC 460-10-25-4. If so, tell us how you plan to subsequently measure the guarantee liability under the QAP.

As explained in greater detail in the responses to the Staff’s comment above, the QAP does not meet the definition of a guarantee under ASC 460. Therefore, the Company confirms that the funding debts recorded on the Company’s consolidated balance sheets for its liabilities to individual investors on Juzi Licai represent the Company’s obligation to repay the principal and interest to the individual investors and there is no embedded portion of such funding debts liability that represents a guarantee liability under the QAP in accordance with ASC 460-10-25-4.

•                 Tell us whether you recognize a receivable at inception based on the contractual cash flows due from the borrower considering the illustrative example provided in ASC 460-10-55-23. If so, tell us how you plan to subsequently account for that asset.

The Company respectfully advises the Staff that it does not recognize a receivable due from the borrower at inception based on the contractual cash flows relating to the QAP in accordance with ASC 460-10-55-23 as the QAP does not meet the definition of a guarantee under ASC 460.

•                 Tell us what journal entries you record as the borrower makes payments and the restricted cash is recognized, and then subsequently, what journal entries you record when the restricted cash is remitted to the investors.

The Company respectfully advises the Staff that it records the journal entries as follows when the borrower makes monthly repayment and the “restricted cash” is recognized on its consolidated balance sheets:

Debit: Restricted cash — quality assurance program (equals to outstanding principal balance at the beginning of the relevant monthly period * 4.5%/12)

Debit: Cash (equals to the monthly payment amount minus the restricted cash portion)

Credit: Accrued interest receivable/deferred interest and financial services income

Subsequently, when the restricted cash is remitted to the investors, the Company records the journal entries as follows:

Debit: Funding debts — liabilities to individual investors on Juzi Licai

Credit: Restricted cash — quality assurance program

3.                                      As it relates to your QAP, separately disclose the amount of restricted cash and provide a rollforward of activity for those funds in the QAP.

The Company respectfully advises the Staff that it has prepared a roll forward of activities for the funds under the QAP as follows:

Quality Assurance Funds	For the three months ended September 30, 2017
RMB in thousands
As of July 1, 2017	—
Additions provided to QAP	35,682
Payments from QAP to individual investors on Juzi Licai	(37,255)
Payments made by the Company to individual investors on Juzi Licai	1,573
As of September 30, 2017	—

As disclosed on F-79, under the investment programs with individual investors on Juzi Licai relating to the QAP, the amount of make-up payments to individual investors with defaulted loans is up to the available balance under the QAP. If the QAP becomes insufficient to pay back all individual investors with defaulted loans, these individual investors will be repaid on a pro rata basis, and their outstanding unpaid loans will be deferred to the next time when the QAP is replenished, at which time a distribution will again be made to all individual investors with defaulted loans. The Group places a three-year limit on the period during which individual investors with defaulted loans have the right to collect the unpaid balances from the QAP. Once the Group makes a payment from the QAP to an individual investor on Juzi Licai when a customer defaults, the Group seeks to collect the amounts from that customer through the collection process.

During the third quarter of 2017, given the limited operating history of the QAP, the amount of cash the Company set aside for the QAP was not sufficient to cover all payouts for defaulted loans that were funded by individual investors on Juzi Licai on or after July 7, 2017. However, the Company made up the payments to the individual investors on Juzi Licai for those unpaid defaulted loans that would have not been repaid before the QAP is replenished.

As explained in greater detail in the responses to the Staff’s comment above, there are no additional liabilities to be undertaken under the QAP for its On-balance Sheet Loans in addition to the liabilities to individual investors on Juzi Licai recorded as funding debts on its consolidated balance sheets. Therefore, the Company does not believe it would be meaningful to the investors in understanding the Company’s business by disclosing the roll forward of the quality assurance funds in the QAP.

Exhibits

Exhibit 5.1

4.                                      Paragraph 1.6 refers to the Director’s Certificate and states that a copy thereof is attached to the exhibit. Please file exhibit 5.1 in its entirety, including this attachment.

The Company respectfully advises the Staff that it has filed exhibit 5.1 in its entirety, including the Director’s Certificate, in the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jay Wenjie Xiao, Chief Executive Officer, LexinFintech Holdings Ltd.

Craig Yan Zeng, Chief Financial Officer, LexinFintech Holdings Ltd.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew D. Bersani, Esq., Shearman & Sterling LLP